Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For March 16, 2007
Gallaher Group Plc
(Translation of registrant’s name into English)
Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)
1.	KEY INFORMATION

Name of person dealing (Note 1)	Sue Dunlop

Company dealt in	GALLAHER GROUP PLC

Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES OF 10P EACH
Date of dealing	14 March 2007
2.	INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)	Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

		Long			Short
		Number		(%)	Number	(%)
(1)	Relevant securities
	Gallaher Group Plc Ordinary Shares
	of 10p each	85,891	*	0.013
(2)	Derivatives (other than options)
(3)	Options and agreements to purchase/sell
	Option under the Gallaher Group Plc
	Savings Related Share Option Scheme
	2003 at an exercise price of £4.43,
	vesting between 1 December 2008 and
	31 May 2009	3,577	*	0.001
Total		89,468	*	0.014

*	- Total interests of Nigel Dunlop together with his close relatives and related trusts.
(b)	Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:		Long		Short
		Number	(%)	Number	(%)
(1)	Relevant securities
(2)	Derivatives (other than options)
(3)	Options and agreements to purchase/sell
Total

(c)	Rights to subscribe (Note 3)

Class of relevant security:	Details
3.	DEALINGS (Note 4)

(a)	Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b)	Derivatives transactions (other than options)

Product name,
e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Number of
	Writing, selling,	securities to which		Type, e.g.		Option money
Product name,	purchasing, varying	the option relates	Exercise	American, European	Expiry	paid/received per
e.g. call option	etc.	(Note 7)	price	etc.	date	unit (Note 5)

(ii)	Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)	Other dealings (including new securities) (Note 4)

Nature of transaction	Details	Price per unit (if applicable)
(Note 8)		(Note 5)
Transfer of shares	54,525 shares transferred from Sue Dunlop to Nigel Dunlop	nil
4.	OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO

Date of disclosure	15 March 2007

Contact name	Robin Miller

Telephone number	01932 372000

Name of offeree/offeror with which associated	GALLAHER GROUP PLC

Specify category and nature of associate status (Note 10)	A close relative of Nigel Dunlop, who is a Director of Gallaher Group Plc
Notes
The Notes on Form 8.1 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SIGNATURES

REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)
	By:	/s/ Robin Miller
Name: Robin Miller
Date: March 16, 2007		Title: Deputy Company Secretary